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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form U-13-60

ANNUAL REPORT

For the Period

Beginning January 1, 2004 and Ending December 31, 2004

TO THE

U. S. SECURITIES AND EXCHANGE COMMISSION

OF

SCANA Services, Inc.
(Exact Name of Reporting Company)

A Subsidiary Service Company

Date of Incorporation: December 15, 1999

State or Sovereign Power under which Incorporated or Organized: South Carolina

Location of Principal Executive Offices of Reporting Company:

1426 Main Street
Columbia, South Carolina 29201

Name, title and address of officer to whom
correspondence concerning this report should be addressed:

James E. Swan, IV
Controller
1426 Main Street
Columbia, SC 29201

Name of Principal Holding Company Whose Subsidiaries are served by Reporting Company:

SCANA Corporation

LISTING OF SCHEDULES AND ANALYSIS OF ACCOUNT

LISTING OF INSTRUCTIONAL FILING REQUIREMENTS

Description of Reports or Statements	Page Number
ORGANIZATION CHART	40
METHODS OF ALLOCATION	41
ANNUAL STATEMENT OF COMPENSATION FOR USE OF CAPITAL BILLED	48

ANNUAL REPORT OF SCANA Services, Inc.

SCHEDULE I—COMPARATIVE BALANCE SHEETS
Give balance sheet of the Company as of December 31 of the current and prior year

			AS OF DECEMBER 31
ACCOUNT	ASSETS AND OTHER DEBITS (Dollars in Thousands)
			CURRENT	PRIOR
	SERVICE COMPANY PROPERTY
101	Service company property	(Schedule II)	$51,602	$48,072
107	Construction work in progress	(Schedule II)	6,130	4,189

	Total Property		57,732	52,261

108	Less accumulated provision for depreciation and amortization of service company property	(Schedule III)	19,930	13,714

	Net Service Company Property		37,802	38,547

	INVESTMENTS
123	Investments in associate companies	(Schedule IV)	—	—
124	Other investments	(Schedule IV)	—	—

	Total Investments		—	—

	CURRENT AND ACCRUED ASSETS
131	Cash		13,640	172
134	Special deposits		—	—
135	Working funds		64	67
136	Temporary cash investments	(Schedule IV)	—	—
141	Notes receivable		—	—
143	Accounts receivable		5	446
144	Accumulated provision for uncollectible accounts		—	—
146	Accounts receivable from associate companies	(Schedule V)	105,706	183,980
152	Fuel stock expenses undistributed	(Schedule VI)	—	—
154	Materials and supplies		70	62
163	Stores expense undistributed	(Schedule VII)	—	—
165	Prepayments		3,053	2,385
174	Miscellaneous current and accrued assets	(Schedule VIII)	—	—

	Total Current and Accrued Assets		122,538	187,112

	DEFERRED DEBITS
181	Unamortized debt expense		—	—
183	Preliminary survey & investigation		—	85
184	Clearing accounts		—	2
186	Miscellaneous deferred debits	(Schedule IX)	1,683	2,546
188	Research, development or demonstration expenditures	(Schedule X)	—	—
190	Accumulated deferred income taxes		—	—

	Total Deferred Debits		1,683	2,633

	TOTAL ASSETS AND OTHER DEBITS		$162,023	$228,292

ANNUAL REPORT OF SCANA Services, Inc.

SCHEDULE I—COMPARATIVE BALANCE SHEET
Give balance sheet of the Company as of December 31 of the current and prior year

			AS OF DECEMBER 31
ACCOUNT	LIABILITIES AND PROPRIETARY CAPITAL (Dollars in Thousands)
			CURRENT	PRIOR
	PROPRIETARY CAPITAL
201	Common stock issued	(Schedule XI)	$1	$1
211	Miscellaneous paid-in-capital	(Schedule XI)	5,465	5,465
215	Appropriated retained earnings	(Schedule XI)	—	—
216	Unappropriated retained earnings	(Schedule XI)	—	—

	Total Proprietary Capital		5,466	5,466

	LONG-TERM DEBT
223	Advances from associate companies	(Schedule XII)	—	—
224	Other long-term debt	(Schedule XII)	1,005	2,456
225	Unamortized premium on long-term debt		—	—
226	Unamortized discount on long-term debt-debit		—	—

	Total Long-term Debt		1,005	2,456

	CURRENT AND ACCRUED LIABILITIES
228	Accrued provision for injuries and damages		181	237
231	Notes payable		—	—
232	Accounts payable		28,636	29,953
233	Notes payable to associate companies	(Schedule XIII)	—	—
234	Accounts payable to associate companies	(Schedule XIII)	85,925	159,625
236	Taxes accrued		(472)	445
237	Interest accrued		—	—
238	Dividends declared		—	—
241	Tax collections payable		209	152
242	Miscellaneous current and accrued liabilities	(Schedule XIII)	14,579	17,309

	Total Current and Accrued Liabilities		129,058	207,721

	DEFERRED CREDITS
253	Other deferred credits		20,419	7,722
255	Accumulated deferred investment tax credits		—	—

	Total Deferred Credits		20,419	7,722

282	ACCUMULATED DEFERRED INCOME TAXES		5,583	4,927
283	Accumulated Deferred Income Taxes-Prepayments		492	—

	TOTAL LIABILITIES AND PROPRIETARY CAPITAL		$162,023	$228,292

ANNUAL REPORT OF SCANA Services, Inc.

For the Year Ended December 31, 2004

SCHEDULE II—SERVICE COMPANY PROPERTY

	DESCRIPTION (Dollars in Thousands)	BALANCE AT BEGINNING OF YEAR	ADDITIONS	RETIREMENT OR SALES	OTHER CHANGES(1)	BALANCE AT CLOSE OF YEAR
	SERVICE COMPANY PROPERTY
Account
301	ORGANIZATION	—	—	—	—	—
303	MISCELLANEOUS INTANGIBLE PLANT	$18,566	$2,373	—	—	$20,939
304	LAND AND LAND RIGHTS	—	—	—	—	—
305	STRUCTURES AND IMPROVEMENTS	325	20	(52)	—	293
306	LEASEHOLD IMPROVEMENTS	4,206	—	(2,521)	—	1,685
307	EQUIPMENT(2)	12,204	4,021	(261)	—	15,964
308	OFFICE FURNITURE AND EQUIPMENT	1,449	1,120	(472)	—	2,097
309	AUTOMOBILES, OTHER VEHICLES AND RELATED GARAGE EQUIPMENT	—	—	—	—	—
310	AIRCRAFT AND AIRPORT EQUIPMENT	5,244	—	—	—	5,244
311	OTHER SERVICE COMPANY PROPERTY(3)	6,078	1,142	(1,840)	—	5,380

	SUB-TOTAL	48,072	8,676	(5,146)	—	51,602

107	CONSTRUCTION WORK IN PROGRESS(4)	4,189	11,899	(8,676)	(1,282)	6,130

	TOTAL	$52,261	$20,575	$(13,822)	$(1,282)	$57,732

(1)
PROVIDE AN EXPLANATION OF THOSE CHANGES CONSIDERED MATERIAL:

Transfer of assets to other subsidiary Business Units.

(2)
SUBACCOUNTS ARE REQUIRED FOR EACH CLASS OF EQUIPMENT OWNED. THE SERVICE COMPANY SHALL PROVIDE A LISTING BY SUBACCOUNT OF EQUIPMENT ADDITIONS DURING THE YEAR AND THE BALANCE AT THE CLOSE OF THE YEAR:

SUBACCOUNT DESCRIPTION (Dollars in Thousands)	ADDITIONS	BALANCE AT CLOSE OF YEAR
EDP Equipment	$4,018	$15,303
Office Data Handling Equipment	3	661

TOTAL	$4,021	$15,964

(3)
DESCRIBE OTHER SERVICE COMPANY PROPERTY:

Capitalized computer leases of $1,005, communication equipment of $2,723, office furniture and equipment of $1,635, and shop tools of $17.

(4)
DESCRIBE CONSTRUCTION WORK IN PROGRESS:

Primarily data processing systems

ANNUAL REPORT OF SCANA Services, Inc.

For the Year Ended December 31, 2004

SCHEDULE III
ACCUMULATED PROVISION FOR DEPRECIATION AND AMORTIZATION OF
SERVICE COMPANY PROPERTY

	DESCRIPTION (Dollars in Thousands)	BALANCE AT BEGINNING OF YEAR	ADDITIONS CHARGED TO ACCOUNT 403	RETIREMENTS	OTHER CHANGES ADD (DEDUCT)(1)	BALANCE AT CLOSE OF YEAR
Account
301	ORGANIZATION	—	—	—	—	—
303	MISCELLANEOUS INTANGIBLE PLANT	$5,749	$3,332	—	—	$9,081
304	LAND AND LAND RIGHTS	—	—	—	—	—
305	STRUCTURES AND IMPROVEMENTS	65	9	$(51)	—	23
306	LEASEHOLD IMPROVEMENTS	859	82	(2,521)	$1,669	89
307	EQUIPMENT	5,121	3,236	(260)	36	8,133
308	OFFICE FURNITURE AND FIXTURES	820	390	(513)	364	1,061
309	AUTOMOBILES, OTHER VEHICLES AND RELATED GARAGE EQUIPMENT	—	—	—	—	—
310	AIRCRAFT AND AIRPORT EQUIPMENT	742	264	—	—	1,006
311	OTHER SERVICE COMPANY PROPERTY	358	275	(348)	252	537

	TOTAL	$13,714	$7,588	$(3,693)	$2,321	$19,930

(1)
PROVIDE AN EXPLANATION OF THOSE CHANGES CONSIDERED MATERIAL:

  Primarily related to Call Center improvements.

SCHEDULE IV—INVESTMENTS

INSTRUCTIONS:	Complete the following schedule concerning investments. Under Account 124, "Other Investments", state each investment separately, with description, including, the the name of issuing company, number of shares or principal amount, etc.
Under Account 136, "Temporary Cash Investments", list each investment separately.
DESCRIPTION (Dollars in Thousands)	BALANCE AT BEGINNING OF YEAR	BALANCE AT CLOSE OF YEAR
ACCOUNT 123—INVESTMENT IN ASSOCIATE COMPANIES	$—	$—
ACCOUNT 124—OTHER INVESTMENTS	—	—
ACCOUNT 136—TEMPORARY CASH INVESTMENTS	—	—

TOTAL	$—	$—

SCHEDULE V—ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES

INSTRUCTIONS:	Complete the following schedule listing accounts receivable from each associate company. Where the service company has provided accommodation or convenience payments for associate companies, a separate listing of total payments for each associate company by subaccount should be provided.
DESCRIPTION (Dollars in Thousands)	BALANCE AT BEGINNING OF YEAR	BALANCE AT CLOSE OF YEAR
ACCOUNT 146—ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES(1)
South Carolina Generating Company, Inc.	$47,724	$3,459
SCG Pipeline, Inc.	260	(3,494)
ServiceCare, Inc.	(2,047)	(4,429)
SCANA Energy Marketing, Inc.	89,592	118,257
Primesouth Inc.	1,083	1,236
SCANA Development Corporation	2	2
South Carolina Pipeline Corporation	12,293	6,839
SCANA Communications, Inc.	(25)	(66,012)
SCANA Resources, Inc.	(84)	—
Public Service Company of North Carolina, Incorporated	2,915	2,102
South Carolina Electric & Gas Company	32,267	47,746

TOTAL	$183,980	$105,706

(1)
Balances at close of year include money pool borrowings.

ANALYSIS OF CONVENIENCE OR ACCOMMODATION PAYMENTS:	TOTAL PAYMENTS
South Carolina Pipeline Corporation	16
SCG Pipeline, Inc.	3
SCANA Communications, Inc.	9
ServiceCare, Inc.	23
SCANA Petroleum Resources, Inc.	2
SCANA Energy Marketing, Inc.	520

TOTAL PAYMENTS	$573

SCHEDULE VI—FUEL STOCK EXPENSES UNDISTRIBUTED

INSTRUCTIONS:	Report the amount of labor and expenses incurred with respect to fuel stock expenses during the year and indicate amount attributable to each associate company. Under the section headed "Summary" listed below give an overall report of the fuel functions performed by the service company.
DESCRIPTION (Dollars in Thousands)	LABOR	EXPENSES	TOTAL
ACCOUNT 152—FUEL STOCK EXPENSES UNDISTRIBUTED	$—	$—	$—

TOTAL	$—	$—	$—

SUMMARY:

SCHEDULE VII—STORES EXPENSE UNDISTRIBUTED

INSTRUCTIONS:	Report the amount of labor and expenses incurred with respect to stores expense during the year and indicate amount attributable to each associate company.
DESCRIPTION (Dollars in Thousands)	LABOR	EXPENSES	TOTAL
ACCOUNT 163—STORES EXPENSE UNDISTRIBUTED	$—	$—	$—

TOTAL	$—	$—	$—

SCHEDULE VIII
MISCELLANEOUS CURRENT AND ACCRUED ASSETS

INSTRUCTIONS:	Provide detail of items in this account. Items less than $10,000 may be grouped, showing the number of items in each group.
DESCRIPTION (Dollars In Thousands)	BALANCE AT BEGINNING OF YEAR	BALANCE AT CLOSE OF YEAR
ACCOUNT 174—MISCELLANEOUS CURRENT AND ACCRUED ASSETS	$—	$—

TOTAL	$—	$—

SCHEDULE IX
MISCELLANEOUS DEFERRED DEBITS

INSTRUCTIONS:	Provide detail of items in this account. Items less than $10,000 may be grouped by class showing the number of items in each class.
DESCRIPTION (Dollars in Thousands)	BALANCE AT BEGINNING OF YEAR	BALANCE AT CLOSE OF YEAR
ACCOUNT 186—MISCELLANEOUS DEFERRED DEBITS
Other work in progress	$604	$556
Prepaid software	564	356
Unbilled clearing	38	271
Real estate purchased in connection with employee relocations	1,289	—
Pht claims	45	—
Prepaid consulting fees	—	500
Other (1 item)	6	—

TOTAL	$2,546	$1,683

SCHEDULE X
RESEARCH, DEVELOPMENT OR DEMONSTRATION EXPENDITURES

INSTRUCTIONS:	Provide a description of each material research, development, or demonstration project which incurred costs by the service corporation during the year.
DESCRIPTION (Dollars in Thousands)	AMOUNT
ACCOUNT 188—RESEARCH, DEVELOPMENT, OR DEMONSTRATION EXPENDITURES	$—

TOTAL	$—

ANNUAL REPORT OF SCANA Services, Inc.

For the Year Ended December 31, 2004

SCHEDULE XI—PROPRIETARY CAPITAL

				OUTSTANDING CLOSE OF PERIOD
ACCOUNT NUMBER	CLASS OF STOCK	NUMBER OF SHARES AUTHORIZED	PAR OR STATED VALUE PER SHARE	NO. OF SHARES	TOTAL AMOUNT
201	COMMON STOCK ISSUED	1,000	No Par	1,000	$1,000

INSTRUCTIONS:	Classify amounts in each account with brief explanation, disclosing the general nature of transactions which gave rise to the reported amounts.
DESCRIPTION (Dollars in Thousands)	AMOUNT
ACCOUNT 211—MISCELLANEOUS PAID-IN CAPITAL
Capitalization of company	$5,465
ACCOUNT 215—APPROPRIATED RETAINED EARNINGS	—

TOTAL	$5,465

INSTRUCTIONS:	Give particulars concerning net income or (loss) during the year, distinguishing between compensation for the use of capital owed or net loss remaining from servicing nonassociates per the General Instructions of the Uniform System of Accounts. For dividends paid during the year in cash or otherwise, provide rate percentage, amount of dividend, date declared and date paid.
DESCRIPTION	BALANCE AT BEGINNING OF YEAR	NET INCOME OR (LOSS)	DIVIDENDS PAID	BALANCE AT CLOSE OF YEAR
ACCOUNT 216—UNAPPROPRIATED RETAINED EARNINGS

TOTAL	$—	$—	$—	$—

ANNUAL REPORT OF SCANA Services, Inc.

For the Year Ended December 31, 2004

SCHEDULE XII—LONG-TERM DEBT

INSTRUCTIONS:	Advances from associate companies should be reported separately for advances on notes, and advances on open account. Names of associate companies from which advances were received shall be shown under the class and series of obligation column. For Account 224—Other long-term debt provide the name of the creditor company or organization, terms of the obligation, date of maturity, interest rate, and the amount authorized and outstanding.
(Dollars in Thousands)
NAME OF CREDITOR	TERMS OF OBLIG CLASS & SERIES OF OBLIGATION	DATE OF MATURITY	INTEREST RATE	AMOUNT AUTHORIZED	BALANCE AT BEGINNING OF YEAR	ADDITIONS	DEDUCTIONS(1)	BALANCE AT CLOSE OF YEAR
ACCOUNT 223—ADVANCES FROM ASSOCIATE COMPANIES:		—	—	—	—	—	—	—
ACCOUNT 224—OTHER LONG-TERM DEBT:
O/E Systems, Inc.	Master lease of computer equipment	from 6 to 36 months	ranging from 2.7% to 3.1%	—	$2,456	$72	$(1,523)	$1,005

	TOTAL				$2,456	$72	$(1,523)	$1,005

(1)
GIVE AN EXPLANATION OF DEDUCTIONS:

  Amortization of capital lease obligations in accordance with the capital lease accounting instructions prescribed in the Federal Energy Regulatory Commission Uniform System of Accounts.

ANNUAL REPORT OF SCANA Services, Inc.

For the Year Ended December 31, 2004

SCHEDULE XIII—CURRENT AND ACCRUED LIABILITIES

INSTRUCTIONS:	Provide balance of notes and accounts payable to each associate company. Give description and amount of miscellaneous current and accrued liabilities. Items less than $10,000 may be grouped, showing the number of items in each group.
DESCRIPTION (Dollars in Thousands)	BALANCE AT BEGINNING OF YEAR	BALANCE AT CLOSE OF YEAR
ACCOUNT 233—NOTES PAYABLE TO ASSOCIATE COMPANIES

TOTAL	$—	$—

ACCOUNT 234—ACCOUNTS PAYABLE TO ASSOCIATE COMPANIES(1)
SCANA Corporation	$112,312	$85,999
South Carolina Electric & Gas Company	47,500	—
SCANA Energy Marketing, Inc.	2	—
SCANA Communications, Inc.	(189)	(74)

TOTAL	$159,625	$85,925

ACCOUNT 242—MISCELLANEOUS CURRENT AND ACCRUED LIABILITIES
Accrued payroll	$2,942	$128
Employee/officer incentive compensation	14,367	12,646
Accrued liability	—	1,805

TOTAL	$17,309	$14,579

(1)
Balances at close of year include money pool borrowings.

ANNUAL REPORT OF SCANA Services, Inc.

For the Year Ended December 31, 2004

SCHEDULE XIV
NOTES TO FINANCIAL STATEMENTS

INSTRUCTIONS:	The space below is provided for important notes regarding the financial statements or any account thereof. Furnish particulars as to any significant contingent assets or liabilities existing at the end of the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.
1.
SCANA Services, Inc. was established to provide certain administrative and service functions for the SCANA system companies. Initial capitalization was provided by SCANA Corporation through the purchase of SCANA Services, Inc.'s common stock and the transfer of certain assets from SCANA system companies to SCANA Services, Inc.

2.
The financial statements are presented using the accrual method of accounting.

3.
Provisions for depreciation and amortization are recorded using the straight- line method and are based on the estimated service lives of the various classes of property.

4.
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

ANNUAL REPORT OF SCANA Services, Inc.

For the Year Ended December 31, 2004

SCHEDULE XV
STATEMENTS OF OPERATIONS

ACCOUNT	DESCRIPTION (Dollars in Thousands)	CURRENT YEAR	PRIOR YEAR
	INCOME
415	Revenue from merchandise	$1	$0
417.0	Other nonutility revenue	711	917
418.0	Non operating rent	(33)	39
419.0	Interest & dividends	121	2
421	Miscellaneous income or loss	3,540	5,311
447	Sales for Resale Utilities & Public Authorities	0	30
454	Rent from electric property	229	215
456	Other electric revenue	231	288
457	Services rendered to associate companies	236,547	224,331
493	Rent from gas property	0	31

	Total Income	241,347	231,164

	EXPENSE
350	Superintendence operations	0	3
408	Taxes other than income taxes	7,163	6,813
409	Income taxes	(1,148)	(498)
410	Provision for deferred income taxes	1,148	498
414	Depreciation and amortization expense	7,472	5,345
416	Expense from merchandise	603	924
417.1	Other nonutility expenses	1,200	1,766
426.1	Donations	1,826	1,694
426.2	Life insurance	(2,398)	(1,031)
426.3	Penalties	(1)	0
426.4	Civic, politic and related accounts	1,248	1,178
426.5	Other deductions	5,754	4,879
430	Interest on debt to associate companies	1,377	1,902
432	AFUDC	(69)	28
500	Operation supervision and engineering steam	0	4
506	Operation misc steam	834	789
510	Maint supervision and engineering	52	50
511	Maint structures steam	1	9
512	Maint boiler plant steam	1	1
513	Maint electric plant steam	0	3
514	Maint Misc steam plant	24	2
517	Operation supervision and engineering nuclear	450	412
519	Operation coolants and water	104	39
520	Operation steam expenses nuclear	166	156
524	Operation misc nuclear	2,593	2,441
528	Maint Supervision and engineering Nuclear	38	89
529	Maint structures Nuclear Power	3	8
532	Maint misc nuclear	501	438

535	Operation supervision and engineering Hydro	1	7
537	Operation expenses hydro	31	26
539	Operation misc hydraulic pwr gen	96	96
544	Maint electric plant hydro	0	3
545	Maint misc hydro plant	0	1
546	Operation supervision and engineering	11	5
549	Operation misc other power generation	53	28
552	Maintenance Structures other power	1	0
556	System control and load	132	126
560	Operation supervision and engineering	6	2
561	Operation load dispatching transmission	29	25
562	Operation station expenses transmission	133	62
563	Operation OH line expenses transmission	1	0
566	Operation misc transmission	302	375
567	Oper rents Transmission	199	192
568	Maint supervision and engineering	12	12
569	Maint structures transmission	28	42
570	Maint station equipment transmission	201	184
571	Maint overhead lines transmission	41	47
573	Maint misc transmission	58	43
580	Distribution operation supervision and engineering	5	9
581	Distribution operation load dispatch	1	1
582	Distribution operation station expenses	101	68
583	Distribution operation remove and reset	3	2
585	Distribution operation street light and sign	10	6
586	Distribution operation meter expenses	6	7
588	Distribution operation misc distribution	873	1,073
592	Distribution maint of station equipment	56	53
593	Distribution maint of OH Lines	227	102
594	Distribution maint underground lines	35	32
595	Distribution maint underground transformers	1	0
596	Distribution maint street light and signal	20	28
597	Distribution maint meters	4	4
598	Distribution maint misc distribution plant	30	4
735	Environmental amortization and misc	839	94
844	LNG-Operation	2	0
851	System control and load dispatch	338	300
853	Compressor station labor and expenses	1	3
856	Mains expense	1	4
857	Meas and reg station	2	7
863	Maint mains transmission	2	0
865	Maint meas & reg stat trans	2	0
870	Supervision and engineering natural gas distribution	2	2
874	Mains and services natural gas distribution	122	97
878	Meter and house regulator	4	6
879	Customer installation	2	5
880	Other expenses natural gas	352	369
887	Maint mains natural gas distribution	1	1
892	Maint services NG distribution	10	0
893	Maint meters/house regtr natural gas distribution	8	8

901	Supervision customer accounting	1,177	1,275
902	Meter reading	1,745	2,232
903	Customer records and collections	31,456	28,639
904	Uncollectible Customer Accounts	0	50
905	Miscellaneous customer accounts	2,457	1,487
907	Supervision customer service	266	310
908	Customer assistance	1,390	1,560
909	Informational and instructional advertising	30	10
910	Miscellaneous customer service	13	45
911	Supervision sales activities	609	644
912	Demonstrating and selling	3,339	6,256
913	Advertising	87	26
916	Miscellaneous sales	926	970
920	Salaries and wages *	52,421	53,465
921	Office supplies and expenses	47,506	43,777
923	Outside services employed	24,708	25,139
924	A&G Property Insurance	47	3
925	Injuries and damages	1,910	2,192
926	Employee pensions and benefits	17,436	15,090
927	A&G Franchise Requirements	0	3
928	Regulatory commission expense	1,585	337
930.1	General advertising expenses	1,457	382
930.2	Miscellaneous general expenses	7,003	6,330
931	Rents	7,845	6,775
935	Maintenance of general plant	2,597	2,664

	Total Expense	241,347	231,164

	Net Income or (Loss)	$0	$0

*
Salary and wage amounts are charged to Account 920 and other expense accounts, as appropriate per the Federal Energy Regulatory Commission Uniform System of Accounts.

ANNUAL REPORT OF SCANA Services, Inc.

For the Year Ended December 31, 2004

ANALYSIS OF BILLING
ASSOCIATE COMPANIES
ACCOUNT 457

NAME OF ASSOCIATE COMPANY (Dollars in Thousands)	DIRECT COSTS CHARGED	INDIRECT COSTS CHARGED	COMPENSATION FOR USE OF CAPITAL	TOTAL AMOUNT BILLED
	457-1	457-2	457-3
South Carolina Electric & Gas Company	$121,766	$40,494		$162,260
South Carolina Fuel Company, Inc.	113	—		113
South Carolina Pipeline Corporation	6,803	3,544		10,347
Public Service Company of North Carolina, Incorporated	20,654	9,155		29,809
SCANA Communications, Inc.	939	199		1,138
SCANA Energy Marketing, Inc.	17,392	5,753		23,145
ServiceCare, Inc.	1,023	370		1,393
SCANA Resources, Inc.	1	—		1
SCANA Development Corporation	19	—		19
SCANA Petroleum Resources, Inc.	6	—		6
South Carolina Generating Company, Inc.	1,031	1,423		2,454
Primesouth Inc.	2,365	1,053		3,418
SCANA Holding	803	388		1,194
SCG, Inc.	1,157	93		1,250

TOTAL	$174,075	$62,472		$236,547

ANALYSIS OF BILLING
NONASSOCIATE COMPANIES
ACCOUNT 458

NAME OF NONASSOCIATE COMPANY	DIRECT COST CHARGED	INDIRECT COST CHARGED	COMPENSATION FOR USE OF CAPITAL	TOTAL COST	EXCESS OR DEFICIENCY	TOTAL AMOUNT BILLED
	458-1	458-2	458-3		458-4

TOTAL	$—	$—	$—	$—	$—	$—

INSTRUCTION: Provide a brief description of the services rendered to each nonassociate company.

ANNUAL REPORT OF SCANA Services, Inc.

For the Year Ended December 31, 2004

SCHEDULE XVI
ANALYSIS OF CHARGES FOR SERVICE
ASSOCIATE AND NONASSOCIATE COMPANIES

		ASSOCIATE COMPANY CHARGES			NONASSOCIATE COMPANY CHARGES			TOTAL CHARGES FOR SERVICE
DESCRIPTION OF ITEMS (Dollars in Thousands)		DIRECT COST	INDIRECT COST	TOTAL	DIRECT COST	INDIRECT COST	TOTAL	DIRECT COST	INDIRECT COST	TOTAL
408	TAXES OTHER THAN INCOME TAXES	4,190	2,973	7,163	0	0	0	4,190	2,973	7,163
414	DEPRECIATION AND AMORTIZATION EXPENSE	0	7,472	7,472	0	0	0	0	7,472	7,472
416	EXPENSES FROM MERCHANDISE	350	253	603	0	0	0	350	253	603
417.1	OTHER NONUTILITY EXPENSES	955	245	1,200	0	0	0	955	245	1,200
426.1	DONATIONS	1,769	57	1,826	0	0	0	1,769	57	1,826
426.2	LIFE INSURANCE	(2,398)	0	(2,398)	0	0	0	(2,398)	0	(2,398)
426.3	PENALTIES	0	(1)	(1)	0	0	0	0	(1)	(1)
426.4	CIVIC, POLITIC AND RELATED ACCOUNTS	1,039	209	1,248	0	0	0	1,039	209	1,248
426.5	OTHER DEDUCTIONS	3,556	2,198	5,754	0	0	0	3,556	2,198	5,754
432	ALLOW FUNDS USED DURING CONST	0	(69)	(69)	0	0	0	0	(69)	(69)
506	OPERATION MISC STEAM	834	0	834	0	0	0	834	0	834
510	MAINT SUPERVISION AND ENGINEERING	52	0	52	0	0	0	52	0	52
511	MAINTENANCE STRUCTURES STEAM	1	0	1	0	0	0	1	0	1
512	MAINT BOILER PLANT STEAM	1	0	1	0	0	0	1	0	1
514	MAINTENANCE MISC STEAM POWER EXPENSES	24	0	24	0	0	0	24	0	24
517	OPERATION SUPERVISION AND ENGINEERING NUCLEAR	450	0	450	0	0	0	450	0	450
519	OPERATION COOLANTS AND WATER	104	0	104	0	0	0	104	0	104
520	OPERATION STEAM EXPENSES NUCLEAR	166	0	166	0	0	0	166	0	166
524	OPERATION MISC NUCLEAR	2,593	0	2,593	0	0	0	2,593	0	2,593
528	MAINTENANCE SUPERVISION AND ENGINEERING NUCLEAR	38	0	38	0	0	0	38	0	38
529	MAINTENANCE STRUCTURES NUCLEAR POWER	3	0	3	0	0	0	3	0	3
532	MAINT MISC NUCLEAR	501	0	501	0	0	0	501	0	501
535	OPERATION SUPERVISION AND ENGINEERING HYDRO	1	0	1	0	0	0	1	0	1
537	OPERATION EXPENSES HYDRO	31	0	31	0	0	0	31	0	31
539	OPERATION MISC HYDRAULIC PWR GEN	96	0	96	0	0	0	96	0	96
546	OPERATION SUPERVISION AND ENGINEERING	11	0	11	0	0	0	11	0	11
549	OPERATION MISC OTHER POWER GENERATION	53	0	53	0	0	0	53	0	53
552	MAINTENANCE STRUCTURES OTHER POWER	1	0	1	0	0	0	1	0	1
556	SYSTEM CONTROL AND LOAD	132	0	132	0	0	0	132	0	132
560	OPERATION SUPERVISION AND ENGINEERING	6	0	6	0	0	0	6	0	6
561	OPERATION LOAD DISPATCHING TRANSMISSION	29	0	29	0	0	0	29	0	29
562	OPERATION STATION EXPENSES TRANSMISSION	133	0	133	0	0	0	133	0	133
563	OPERATION OH LINE EXPENSES TRANSMISSION	1	0	1	0	0	0	1	0	1
566	OPERATION MISC TRANSMISSION	302	0	302	0	0	0	302	0	302
567	OPER RENTS TRANS	199	0	199	0	0	0	199	0	199
568	MAINT SUPERVISION AND ENGINEERING	12	0	12	0	0	0	12	0	12
569	MAINT STRUCTURES TRANSMISSION	28	0	28	0	0	0	28	0	28
570	MAINT STATION EQUIPMENT TRANSMISSION	201	0	201	0	0	0	201	0	201
571	MAINT OVERHEAD LINES TRANSMISSION	41	0	41	0	0	0	41	0	41
573	MAINT MISC TRANSMISSION	58	0	58	0	0	0	58	0	58
580	DISTRIBUTION OPER SUPERVISION AND ENGINEERING	5	0	5	0	0	0	5	0	5

581	DISTRIBUTION OPER LOAD DISPATCH	1	0	1	0	0	0	1	0	1
582	DISTRIBUTION OPER STATION EXPENSES	101	0	101	0	0	0	101	0	101
583	DISTRIBUTION OPER REMOVE AND RESET	3	0	3	0	0	0	3	0	3
585	DISTRIBUTION OPER STREET LIGHT AND SIGNAL	10	0	10	0	0	0	10	0	10
586	DISTRIBUTION OPER METER EXPENSES	6	0	6	0	0	0	6	0	6
588	DISTRIBUTION OPER MISC DISTRIBUTION	873	0	873	0	0	0	873	0	873
592	DISTRIBUTION MAINT OF STATION EQUIPMENT	56	0	56	0	0	0	56	0	56
593	DISTRIBUTION MAINT OF OH LINES	227	0	227	0	0	0	227	0	227
594	DISTRIBUTION MAINT UNDERGROUND LINES	35	0	35	0	0	0	35	0	35
595	DISTRIBUTION MAINT INDERGROUND TRANSFORMERS	1	0	1	0	0	0	1	0	1
596	DISTRIBUTION MAINT STREET LIGHT AND SIGNAL	20	0	20	0	0	0	20	0	20
597	DISTRIBUTION MAINTENANCE METERS	4	0	4	0	0	0	4	0	4
598	DISTRIBUTION MAINT MISC DISTRIBUTION PLANT	30	0	30	0	0	0	30	0	30
735	ENVIRONMENTAL AMORTIZATION AND MISC	839	0	839	0	0	0	839	0	839
844	LNG-OPERATION	2	0	2	0	0	0	2	0	2
851	SYSTEM CONTROL AND LOAD DISPATCH	338	0	338	0	0	0	338	0	338
853	COMPRESSION STATION LABOR & EXPENSES	1	0	1	0	0	0	1	0	1
856	MAINS EXPENSE	1	0	1	0	0	0	1	0	1
857	MEAS AND REG STATION	2	0	2	0	0	0	2	0	2
863	MAINT MAINS TRANSMISSION	2	0	2	0	0	0	2	0	2
865	MAIN MEAS & REG STAT TRANS	2	0	2	0	0	0	2	0	2
870	SUPERVISION AND ENGINEERING NAT URAL GAS DISTRIBUTION	2	0	2	0	0	0	2	0	2
874	MAINS AND SERVICE NATURAL GAS DISTRIBUTION	122	0	122	0	0	0	122	0	122
878	METER AND HOUSE REGULATOR	4	0	4	0	0	0	4	0	4
879	CUSTOMER INSTALLATION	2	0	2	0	0	0	2	0	2
880	OTHER EXPENSES NATURAL GAS	352	0	352	0	0	0	352	0	352
887	MAINT MAINS NATURAL GAS DISTRIBUTION	1	0	1	0	0	0	1	0	1
892	MAINT SERVICES NG DISTRIBUTION	10	0	10	0	0	0	10	0	10
893	MAINT METERS/HOUSE REGTR NG DIS	8	0	8	0	0	0	8	0	8
901	SUPERVISION CUSTOMER ACCOUNTING	1,176	1	1,177	0	0	0	1,176	1	1,177
902	METER READING	754	991	1,745	0	0	0	754	991	1,745
903	CUSTOMER RECORDS AND COLLECTIONS	31,454	2	31,456	0	0	0	31,454	2	31,456
905	MISCELLANEOUS CUSTOMER ACCOUNTS	2,454	3	2,457	0	0	0	2,454	3	2,457
907	SUPERVISION CUSTOMER SERVICE	266	0	266	0	0	0	266	0	266
908	CUSTOMER ASSISTANCE	1,390	0	1,390	0	0	0	1,390	0	1,390
909	INFORMATIONAL AND INSTRUCTIONAL ADVERTISING	30	0	30	0	0	0	30	0	30
910	MISCELLANEOUS CUSTOMER SERVICE	13	0	13	0	0	0	13	0	13
911	SUPERVISION SALES ACTIVITIES	609	0	609	0	0	0	609	0	609
912	DEMONSTRATING AND SELLING	3,219	120	3,339	0	0	0	3,219	120	3,339
913	ADVERTISING	87	0	87	0	0	0	87	0	87
916	MISCELLANEOUS SALES	49	877	926	0	0	0	49	877	926
920	SALARIES AND WAGES	40,231	12,190	52,421	0	0	0	40,231	12,190	52,421
921	OFFICE SUPPLIES AND EXPENSES	32,472	15,034	47,506	0	0	0	32,472	15,034	47,506
923	OUTSIDE SERVICES EMPLOYED	18,524	6,184	24,708	0	0	0	18,524	6,184	24,708
924	A&G PROPERTY INSURANCE	38	9	47	0	0	0	38	9	47
925	INJURIES AND DAMAGES	1,828	82	1,910	0	0	0	1,828	82	1,910
926	EMPLOYEE PENSIONS AND BENEFITS	12,090	5,346	17,436	0	0	0	12,090	5,346	17,436
928	REGULATORY COMMISSION EXPENSE	1,564	21	1,585	0	0	0	1,564	21	1,585
930.1	GENERAL ADVERTISING EXPENSES	1,401	56	1,457	0	0	0	1,401	56	1,457
930.2	MISCELLANEOUS GENERAL EXPENSES	3,437	3,566	7,003	0	0	0	3,437	3,566	7,003
931	RENTS	3,345	4,500	7,845	0	0	0	3,345	4,500	7,845
935	MAINTENANCE OF GENERAL PLANT	2,577	20	2,597	0	0	0	2,577	20	2,597

INSTRUCTION: Total cost of service will equal for associate and nonassociate companies the total amount billed under their separate analysis of billing schedules.

TOTAL EXPENSES =		177,631	62,339	239,970	0	0	0	177,631	62,339	239,970

COMPENSATION FOR USE OF EQUITY CAPITAL =

430 INTEREST ON DEBT TO ASSOCIATE COMPANIES =			1,377	1,377	0	0	0		1,377	1,377

TOTAL COST OF SERVICE =		$177,631	$63,716	$241,347	0	0	0	$177,631	$63,716	$241,347

ANNUAL REPORT OF SCANA Services, Inc.

For the Year Ended December 31, 2004

SCHEDULE XVII
SCHEDULE OF EXPENSE DISTRIBUTION
BY DEPARTMENT OR SERVICE FUNCTION

			DEPARTMENT OR SERVICE FUNCTION
DESCRIPTION OF ITEMS (Dollars in Thousands)		TOTAL AMOUNT	CUSTOMER SERVICES	EMPLOYEE SERVICES	ENVIRONMENTAL	EXECUTIVE SERVICES	FINANCIAL SERVICES	GAS SUPPLY	INFORMATION SERVICES	INVESTOR REALTIONS	LAND & FACL MGMT
408	Taxes other than income taxes	7,163					1,790
414	Depreciation and amortization expense	7,472					7,354		118
416	Expense from merchandise	603		91	1	22	45	—	34	9	1
417.1	Other nonutility expenses	1,200	—	73	2	73	108		(201)		216
426.1	Donations	1,826	1	1		7	1		7		3
426.2	Life insurance	(2,398)					(2,398)
426.3	Penalties	(1)					(1)
426.4	Civic, politic and related accounts	1,248		—					1
426.5	Other deductions	5,754	—	613	31	557	1,466	3	307	51	513
430	Interest on debt to associate companies	1,377					1,377
432	AFUDC	(69)					(69)
506	Operation misc steam	834							13		12
510	Maint supervision and engineering	52
511	Maint structures steam	1
512	Maint boiler plant steam	1
514	Maint Misc steam plant	24
517	Operation supervision and engineering nuclear	450	—				1		99
519	Operation coolants and water	104							69
520	Operation steam expenses nuclear	166							33
524	Operation misc nuclear	2,593		2	1		5		1,314		4
528	Maint Supervision and engineering Nuclear	38
529	Maint structures Nuclear Power	3
532	Maint misc nuclear	501					1		188		—
535	Operation supervision and engineering Hydro	1			—
537	Operation expenses hydro	31					—				12
539	Operation misc hydraulic pwr gen	96
546	Operation supervision and engineering	11
549	Operation misc other power generation	53			2				11
552	Maintenance Structures other power	1
556	System control and load	132					48		6
560	Operation supervision and engineering	6							6

			DEPARTMENT OR SERVICE FUNCTION
DESCRIPTION OF ITEMS (Dollars in Thousands)		TOTAL AMOUNT	CUSTOMER SERVICES	EMPLOYEE SERVICES	ENVIRONMENTAL	EXECUTIVE SERVICES	FINANCIAL SERVICES	GAS SUPPLY	INFORMATION SERVICES	INVESTOR REALTIONS	LAND & FACL MGMT
561	Operation load dispatching transmission	29							5
562	Operation station expenses transmission	133							133
563	Operation OH line expenses transmission	1							1
566	Operation misc transmission	302					6		5
567	Oper rents Transmission	199
568	Maint supervision and engineering	12							2
569	Maint structures transmission	28
570	Maint station equipment transmission	201							—
571	Maint overhead lines transmission	41							38
573	Maint misc transmission	58							58
580	Distribution operation supervision and engineering	5
581	Distribution operation load dispatch	1							1
582	Distribution operation station expenses	101							92
583	Distribution operation remove and reset	3
585	Distribution operation street light and sign	10
586	Distribution operation meter expenses	6							3
588	Distribution operation misc distribution	873			3		3		512
592	Distribution maint of station equipment	56
593	Distribution maint of OH Lines	227	138	10			2		35
594	Distribution maint underground lines	35							35
595	Distribution maint underground transformers	1
596	Distribution maint street light and signal	20
597	Distribution maint meters	4
598	Distribution maint misc distribution plant	30
735	Environmental amortization and misc	839			2,100		(1,231)				14
844	LNG-Operation	2					—		2
851	System control and load dispatch	338						327	11
853	Compressor station labor and expenses	1							—
856	Mains expense	1					—		1
857	Meas and reg station	2					—		2
863	Maint mains transmission	2							2
865	Maint meas & reg stat trans	2							2
870	Supervision and engineering natural gas distribution	2
874	Mains and services natural gas distribution	122		—					118
878	Meter and house regulator	4							2
879	Customer installation	2
880	Other expenses natural gas	352

			DEPARTMENT OR SERVICE FUNCTION
DESCRIPTION OF ITEMS (Dollars in Thousands)		TOTAL AMOUNT	CUSTOMER SERVICES	EMPLOYEE SERVICES	ENVIRONMENTAL	EXECUTIVE SERVICES	FINANCIAL SERVICES	GAS SUPPLY	INFORMATION SERVICES	INVESTOR REALTIONS	LAND & FACL MGMT
887	Maint mains natural gas distribution	1
892	Maint services NG distribution	10					8
893	Maint meters/house regtr natural gas distribution	8
901	Supervision customer accounting	1,177	1,029
902	Meter reading	1,745	58				184		1,407		—
903	Customer records and collections	31,456	14,015	194			115	—	16,133		—
905	Miscellaneous customer accounts	2,457	1,926	—			7		332
907	Supervision customer service	266	(1)			—	73		2		—
908	Customer assistance	1,390	19			344	—		4
909	Informational and instructional advertising	30
910	Miscellaneous customer service	13	1
911	Supervision sales activities	609	—	—							—
912	Demonstrating and selling	3,339		—			—		86
913	Advertising	87							9
916	Miscellaneous sales	926							888
920	Salaries and wages	52,421	195	5,317	982	2,993	21,650	1,658	499	592	2,127
921	Office supplies and expenses	47,506	229	2,849	762	944	4,832	379	21,102	208	1,618
923	Outside services employed	24,708	7	3,071	625	178	4,328	18	27		6,215
924	A&G Property Insurance	47					47
925	Injuries and damages	1,910		1,346			—
926	Employee pensions and benefits	17,436
928	Regulatory commission expense	1,585		34		131	121	6	—	4
930.1	General advertising expenses	1,457		1			4		—		—
930.2	Miscellaneous general expenses	7,003	4	—	3	534	52	—	1,867	537	5
931	Rents	7,845	319	691	147	805	1,588	158	217	2	512
935	Maintenance of general plant	2,597	31	1	443		15		1,179		276

INSTRUCTION: Indicate each department or service function. (see Instruction 01-3 General Structure of Accounting System: Uniform System Account)

	TOTAL EXPENSES =	241,347	17,971	14,294	5,102	6,588	41,532	2,549	46,817	1,403	11,528

SCHEDULE XVII
SCHEDULE OF EXPENSE DISTRIBUTION
BY DEPARTMENT OR SERVICE FUNCTION

DESCRIPTION OF ITEMS (Dollars in Thousands)		LEGAL	MARKETING & SALES	OPERATIONAL SUPPORT	OVERHEAD	PROCUREMENT	PUBLIC AFFAIRS	REGULATORY	STRATEGIC PLANNING
408	Taxes other than income taxes				5,373
414	Depreciation and amortization expense
416	Expense from merchandise	52	211	138		(38)	28	1	8
417.1	Other nonutility expenses	208	652	19		—	49	—	1
426.1	Donations		1	—		1	1,804
426.2	Life insurance
426.3	Penalties
426.4	Civic, politic and related accounts						1,247
426.5	Other deductions	987	601	12		24	556	3	30
430	Interest on debt to associate companies
432	AFUDC
506	Operation misc steam			809
510	Maint supervision and engineering								52
511	Maint structures steam			1
512	Maint boiler plant steam			—		1
514	Maint Misc steam plant			24
517	Operation supervision and engineering nuclear			350
519	Operation coolants and water			35
520	Operation steam expenses nuclear			133
524	Operation misc nuclear	13		1,247		7
528	Maint Supervision and engineering Nuclear			38
529	Maint structures Nuclear Power			3
532	Maint misc nuclear			312
535	Operation supervision and engineering Hydro			1
537	Operation expenses hydro			19
539	Operation misc hydraulic pwr gen			96
546	Operation supervision and engineering			11
549	Operation misc other power generation	—		40
552	Maintenance Structures other power			1

DESCRIPTION OF ITEMS (Dollars in Thousands)		LEGAL	MARKETING & SALES	OPERATIONAL SUPPORT	OVERHEAD	PROCUREMENT	PUBLIC AFFAIRS	REGULATORY	STRATEGIC PLANNING
556	System control and load			78
560	Operation supervision and engineering			—
561	Operation load dispatching transmission			24
562	Operation station expenses transmission			—
563	Operation OH line expenses transmission			—
566	Operation misc transmission		—	291
567	Oper rents Transmission		199
568	Maint supervision and engineering			10
569	Maint structures transmission			28
570	Maint station equipment transmission			201
571	Maint overhead lines transmission			3
573	Maint misc transmission
580	Distribution operation supervision and engineering			5
581	Distribution operation load dispatch			—
582	Distribution operation station expenses			9
583	Distribution operation remove and reset			3
585	Distribution operation street light and sign			10
586	Distribution operation meter expenses			3
588	Distribution operation misc distribution			355		—
592	Distribution maint of station equipment			56
593	Distribution maint of OH Lines	—	10	32		—
594	Distribution maint underground lines
595	Distribution maint underground transformers			1
596	Distribution maint street light and signal			20
597	Distribution maint meters			4
598	Distribution maint misc distribution plant			30
735	Environmental amortization and misc	(44)
844	LNG-Operation
851	System control and load dispatch			—
853	Compressor station labor and expenses			1
856	Mains expense
857	Meas and reg station
863	Maint mains transmission
865	Maint meas & reg stat trans			—
870	Supervision and engineering natural gas distribution			2
874	Mains and services natural gas distribution	—		4		—
878	Meter and house regulator	—	—	2
879	Customer installation		1	1

DESCRIPTION OF ITEMS (Dollars in Thousands)		LEGAL	MARKETING & SALES	OPERATIONAL SUPPORT	OVERHEAD	PROCUREMENT	PUBLIC AFFAIRS	REGULATORY	STRATEGIC PLANNING
880	Other expenses natural gas		—	352			—
887	Maint mains natural gas distribution			1
892	Maint services NG distribution		2	—
893	Maint meters/house regtr natural gas distribution			8
901	Supervision customer accounting		118	30
902	Meter reading		29	67					—
903	Customer records and collections		165	834		—	—
905	Miscellaneous customer accounts		1	88		103
907	Supervision customer service		192	—
908	Customer assistance		974	49		—	—
909	Informational and instructional advertising		29	1
910	Miscellaneous customer service	—	1	11			—
911	Supervision sales activities		609
912	Demonstrating and selling		3,235	18
913	Advertising		77	1
916	Miscellaneous sales		27			11
920	Salaries and wages	6,554	1,410	1,162		2,465	2,854	748	1,215
921	Office supplies and expenses	1,863	994	8,483		417	2,340	152	334
923	Outside services employed	9,584	54	1		46	543		11
924	A&G Property Insurance
925	Injuries and damages	564
926	Employee pensions and benefits				17,436
928	Regulatory commission expense	740	2				6	507	34
930.1	General advertising expenses	2	1,414	6		4	26
930.2	Miscellaneous general expenses	1,794	407	27		272	—	5	1,496
931	Rents	819	416	1,148		49	563	151	260
935	Maintenance of general plant		—	652

INSTRUCTION: Indicate each department or service function. (see Instruction 01-3 General Structure of Accounting System: Uniform System Account)

	TOTAL EXPENSES =	23,136	11,831	17,401	22,809	3,362	10,016	1,567	3,441

ANNUAL REPORT OF SCANA Services, Inc.

For the Year Ended December 31, 2004

DEPARTMENTAL ANALYSIS OF SALARIES
ACCOUNT 920

		DEPARTMENTAL SALARY EXPENSE INCLUDED IN AMOUNTS BILLED TO
NAME OF DEPARTMENT Indicate each department or service function. (Dollars in Thousands)					NUMBER PERSONNEL END OF YEAR
	TOTAL AMOUNT	PARENT COMPANY	OTHER ASSOCIATES	NON ASSOCIATES
Customer Services	$194	$—	$194	$—	262
Employee Services	5,317	—	5,317	—	138
Environmental	982	—	982	—	25
Executive Services	2,993	—	2,993	—	24
Financial Services	21,651	—	21,651	—	209
Gas Supply	1,658	—	1,658	—	27
Information Services	499	—	499	—	431
Investor Relations	592	—	592	—	13
Land and Facilities Management	2,127	—	2,127	—	100
Legal	6,555	11	6,544	—	103
Marketing & Sales	1,410	—	1,410	—	87
Operational Support	1,162	—	1,162	—	23
Procurement	2,465	—	2,465	—	58
Public Affairs	2,853	—	2,853	—	43
Regulatory	748	—	748	—	16
Strategic Planning	1,215	—	1,215	—	18

TOTAL	$52,421	$11	$52,410	$—	1,577

(1)
Billed salary expense figures presented above include only those salary costs directly charged or ultimately distributed to account 920. Salary costs of certain employees in certain departments (including Information Services, Telecommunications, Printing Services and Facilities Maintenance) which are billed via chargeback methodologies, totaling approximately $28 million, are not reflected in the above billed amounts. Additionally, approximately $17 million of direct-charged salary cost originates in accounts other than 920 which are more aligned with the service provided (i.e. customer service). Personnel figures above include all service company employees, including those whose salary costs are billed via the chargeback methodologies.

OUTSIDE SERVICES EMPLOYED
ACCOUNT 923

INSTRUCTIONS: Provide a breakdown by subaccount of outside services employed. If the aggregate amounts paid to any one payee and included within one subaccount is less than $25,000, only the aggregate number and amount of all such payments included within the subaccount need be shown. Provide a subtotal for each type of service.

		RELATIONSHIP
FROM WHOM PURCHASED	ADDRESS	"A" = ASSOCIATE "NA" = NON ASSOCIATE	AMOUNT (in Thousands)
Accounting & Auditing Services:
Deloitte & Touche		NA	$2,359
Deloitte Tax, LLP		NA	29
Public Company Accounting Oversight Board		NA	28

			2,416

Banking Services and Maintenance:
Bank of America		NA	348
J P Morgan Chase Bank		NA	188
Selkirk Financial Technologies		NA	59
The Bank of New York		NA	88
Winters and Co LLC		NA	44

			727

Payroll/Benefits Administration & Maintenance:

Towers Perrin Forster & Crosby		NA	491

Construction Mgmt & Oversight/Environmental
Alltech Wiring		NA	126
Honeywell International		NA	41
Management and Technical Resources		NA	152

			319

Permanent Contractor Support

Spherion Corporation		NA	121

Consulting:
AON Consulting, Inc.		NA	357
Cambridge Energy Research Allociates, Inc.		NA	30
Corporate Executive Board		NA	64
Ernst & Young, LLP		NA	47
FreeMarkets		NA	36
Galway Group LP		NA	260
Gannett Fleming, Inc.		NA	77
Harvest Talent Inc.		NA	35
Hewitt Associates LLC		NA	111
Korn/Ferry International		NA	120
Lukens Energy Group Inc		NA	45
Melissa Hubbard		NA	33
Price Waterhouse Coopers, LLP		NA	41
The Benefit Advocates, Inc.		NA	118
The Porter Hamel Group, Inc.		NA	32
The Segal Company		NA	253
Van Rickland Clary, CDP		NA	61

			1,720

Employment Services:

Mind Your Business	NA	37

Advertising Services:

O'Cain Advertising	NA	27

Environmental Services:
Nu-Way Industrial Services LLC	NA	51
TRC Environmental Corp	NA	264

		315

Insurance Services:
Key Risk Management Services, Inc.	NA	87
SC Workers Compensation Commission	NA	53
South Carolina Second Injury Fund	NA	360

		500

Legal Services:
A. H. Gibbes	NA	168
A. Parker Barnes Jr. & Associates	NA	58
Alston & Bird LLP	NA	81
Belton T. Zeigler	NA	191
Bracewell and Patterson, LLP	NA	322
Bruder Gentile Legal Service	NA	668
Cameron McKenna LLP	NA	68
Cranfill, Sumner, & Hartzog, LLP	NA	73
Galloway and Lyndall LLP	NA	288
Gatewood Skipper & Rambo PC	NA	42
Haynsworth Baldwin Johnson & Greaves	NA	81
Haynsworth Sinkler Boyd, PA	NA	429
Hobbs & Associates, Inc.	NA	366
Holcomb & Fletcher, PLLC	NA	50
Hunton & Williams	NA	62
J. A. Wright & Associates. Inc.	NA	706
Jenner and Block, LLP	NA	246
Jones Day	NA	902
Jones Day Reavis, & Pogue	NA	50
King and Spaulding	NA	424
McDermott, Will & Emery	NA	460
McDonald McKenzie Rubin Miller & Lybrand	NA	56
McNair Law Firm	NA	404
Moore and Van Allen	NA	467
Nelson Mullins Riley & Scarborough	NA	212
Ogletree, Deakins, Nash, Smoak & Stewart,PC	NA	305
Palmetto Law Firm PA	NA	37
Patricia T Smith	NA	319
Pennington & Lott LLP	NA	95
Richardson & Birdsong	NA	65
Riley, Pope, and LA	NA	62

Smith Debnam Narron Wyche Story & Myers	NA	30
Smith, Galloway, Lyndall & Fuchs, LLP	NA	52
Stacey M Jenkins PA	NA	35
Thompson Carburn, LLP	NA	36
Troutman Sanders LLP	NA	28
Willoughby & Hoefer PA	NA	809
Wills & Massalon, LLC	NA	62
Womble, Carlyle, Sandridge, & Rice PLLC	NA	211
Winston & Strawn	NA	57

		9,077

Misc Bank Card Purchases:

US Bank	NA	254

Rating Services:
Moody's Investor	NA	226
Standard & Poors	NA	257

		483

Storm Recovery Support:
Dupree	NA	120
Seafood Hut	NA	54
Seawell's Food Catering, Inc.	NA	27
Shealy's Barbeque House, Inc.	NA	61
Southern Pride Catering	NA	66
Sticky Fingers	NA	106

		434

Security Services:
Coastal Burglar Alarm	NA	37
Coastal International	NA	5,704
Informat, Inc.	NA	30
Legends Security & Sound, Inc.	NA	38
MS Joint Venture	NA	27
Security Services	NA	82
Shred First LLC	NA	98

		6,016
Training Services:

McCrady Training Center		63

All Others less than $25,000 (426 Items)	NA	1,708

TOTAL		$24,708

ANNUAL REPORT OF SCANA Services, Inc.

For the Year Ended December 31, 2004

EMPLOYEE PENSIONS AND BENEFITS
ACCOUNT 926

        INSTRUCTIONS: Provide a listing of each pension plan and benefit program provided by the service company. Such listing should be limited to $25,000.

DESCRIPTION	AMOUNT (in Thousands)
Pension Plan	$1,641
Group Insurance	10,485
Stock Purchase Plan	3,604
Disability	1,199
Education and Tuition Assistance	127
Recreational Clubs	146
Employee Assistance Program	32
Parking	127
Service Awards	47
Others	28

TOTAL	$17,436

GENERAL ADVERTISING EXPENSES
ACCOUNT 930.1

INSTRUCTIONS: Provide a listing of the amount included in Account 930.1, "General Advertising Expenses", classifying the items according to the nature of the advertising and as defined in the account definition. If a particular class includes an amount in excess of $3,000 applicable to a single payee, show separately the name of the payee and the aggregate amount applicable thereto.

DESCRIPTION	NAME OF PAYEE	AMOUNT (in Thousands)
Bill Inserts	The R. L. Bryan Company	$6
	Other	2

		8

Brand/ Image Advertising	Direct Mailing Service Inc	8
	George Fulton Photography	10
	Jeff Amberg Photography	11
	The R. L. Bryan Company	32
	Other	4

		65

Event/Program Sponsorship	Best of Broadway	5
	City of Charleston (for Project Cool Breeze)	5
	Crowson-Stone	4
	Geiger O'Cain (for Energetic Minds Program)	12
	Others—Net	14

		40

Job Advertisements	TMP Worldwide	27

Minority Advertising	Black Pages USA	54
	Minority Business Entrepreneur	4

		58

Posters, Bulletins, Booklets, & other promotional items	Adams Outdoor Advertising	8
	Geiger O'Cain	23
	Others—Net	7

		38

TV/Radio/Print Media Advertising	The Aiken Standard	3
	EMI Network	11
	Greater Columbia Chamber of Commerce	7
	McRae Communications, Inc.	980
	The State Newspaper	24
	WACH TV	25
	WCSC Inc.	39
	Others—Net	47

		1,136

Weatherline Service Advertising	Weatherline, Inc	38

Other	Net—Others	47

	TOTAL	$1,457

ANNUAL REPORT OF SCANA Services, Inc.

For the Year Ended December 31, 2004

MISCELLANEOUS GENERAL EXPENSES
ACCOUNT 930.2

INSTRUCTIONS: Provide a listing of the amount included in Account 930.2, "Miscellaneous General Expenses", classifying such expenses according to their nature. Payments and expenses permitted by Section 321 (b) (2) of the Federal Election Campaign Act, as amended by Public Law 94-283 in 1976 (2 U.S.C. Section 441 (b) (2)) shall be separately classified.

DESCRIPTION	AMOUNT (in Thousands)
Industry association dues	$1,563
Carolina Virginia Nuclear Power Association Dismantling Assessment	500
Board of Directors expenses	1,194
Computer resource usage expenses	1,882
Postage	148
Computer Hardware/Software Maintenance & Purchases	254
Office of Corporate Secretary	548
Telephone Resource Usage	38
Shareholders Services expenses	437
Marketing research/Information	361
Liability insurance	12
Education/Travel related expenses	16
Miscellaneous Printing Costs	7
Other Club Dues	11
Other miscellaneous expenses	32

TOTAL	$7,003

ANNUAL REPORT OF SCANA Services, Inc.

For the Year Ended December 31, 2004

Note: Rent amounts are charged to Account 931 and other expense accounts, as appropriate per the Federal Energy Regulatory Commission Uniform System of Accounts.

RENTS
ACCOUNT 931

INSTRUCTIONS: Provide a listing of the amount included in Account 931, "Rents", classifying such expenses by major groupings of property, as defined in the account definition of the Uniform System of Accounts.

TYPE OF PROPERTY	AMOUNT (in Thousands)
Office space	$6,714
Use of Subsidiary owned Assets	155
Computer equipment	972
Other equipment rent	4

TOTAL	$7,845

ANNUAL REPORT OF SCANA Services, Inc.

For the Year Ended December 31, 2004

TAXES OTHER THAN INCOME TAXES
ACCOUNT 408

INSTRUCTIONS: Provide an analysis of Account 408, "Taxes Other Than Income Taxes". Separate the analysis into two groups: (1) other than U. S. Government taxes, and (2) U. S. Government taxes. Specify each of the various kinds of taxes and show the amounts thereof. Provide a subtotal for each class of tax.

KIND OF TAX	AMOUNT (in Thousands)
Other than U. S. Government Taxes:
Business License Fees/Prop Tax	$1,790
State Unemployment Tax	168

1,958

U. S. Government Taxes:
Social Security and Medicare Tax	5,137
Federal Unemployment Tax	68

5,205

TOTAL	$7,163

ANNUAL REPORT OF SCANA Services, Inc.

For the Year Ended December 31, 2004

DONATIONS
ACCOUNT 426.1

INSTRUCTIONS: Provide a listing of the amount included in Account 426.1, "Donations", classifying such expenses by its purpose. The aggregate number and amount of all items of less than $3,000 may be shown in lieu of details.

NAME OF RECIPIENT	PURPOSE OF DONATION	AMOUNT (in Thousands)
Aiken Center for the Arts	Corporate Contribution	15
Aiken/Barnwell/Lexington CAC, Inc	Corporate Contribution	17
American Cancer Society	Corporate Contribution	4
American Heart Association	Corporate Contribution	18
American Red Cross	Corporate Contribution	37
Beaufort Memorial Hospital Foundation	Corporate Contribution	12
Benedict College	Corporate Contribution	10
Boy Scouts of America	Corporate Contribution	4
Boys & Girls Club of the Lowcountry, Inc.	Corporate Contribution	4
Boys & Girls Club of the Midlands, Inc.	Corporate Contribution	4
Brookgreen Gardens	Corporate Contribution	16
Capital City/Lake Murray Country	Corporate Contribution	5
Carolinas Minority Supplier Development Councils, Inc.	Corporate Contribution	5
Charleston County Human Services Comm	Corporate Contribution	17
Charleston Habitat for Humanity	Corporate Contribution	45
Charleston Metro Chamber of Commerce	Corporate Contribution	5
Charleston Stage Company	Corporate Contribution	8
Children in Crisis Dorchester County	Corporate Contribution	10
Children's Museum of the Low Country	Corporate Contribution	42
City of Charleston	Corporate Contribution	20
Claflin University	Corporate Contribution	8
Clemson University Foundation	Corporate Contribution	3
Columbia City Ballet	Corporate Contribution	70
Columbia Urban League	Corporate Contribution	25
Communities in Schools of Charleston	Corporate Contribution	5
Communities in Schools of Columbia	Corporate Contribution	5
Communities in Schools of SC	Corporate Contribution	5
Cultural Council of Richland & Lexington County	Corporate Contribution	21
Edventure Inc.	Corporate Contribution	20
Elloree Heritage Museum & Cultural Center	Corporate Contribution	5
Fairfield Behavioral Health Services	Corporate Contribution	15
First Steps	Corporate Contribution	100
Five Points Association	Corporate Contribution	8
Futures For Kids	Corporate Contribution	10
Girl Scouts	Corporate Contribution	4
Greater Summerville-Dorchester Counties Chamber of Commerce	Corporate Contribution	5
Harry Hampton Memorial Wildlife Fund	Corporate Contribution	15
Health Sciences Foundation of MUSC	Corporate Contribution	51

Healthy Learners	Corporate Contribution	5
Indian Waters Council Boy Scouts of America	Corporate Contribution	6
Junior Achievement	Corporate Contribution	24
Juvenile Diabetes Foundation	Corporate Contribution	8
March of Dimes	Corporate Contribution	11
Midlands Technical College	Corporate Contribution	25
North Augusta Chamber of Commerce	Corporate Contribution	4
North Port Wentworth Citizens Council	Corporate Contribution	5
Orangeburg Calhoun Tech Foundation	Corporate Contribution	30
Palmetto Capital City Classic	Corporate Contribution	10
Palmetto Health Foundation	Corporate Contribution	5
Presbyterian College	Corporate Contribution	8
Prevent Child Abuse South Carolina	Corporate Contribution	5
Ronald McDonald House	Corporate Contribution	7
Rotary Clubs	Corporate Contribution	4
SC Chamber of Commerce	Corporate Contribution	205
SC Council on Economic Education	Corporate Contribution	3
SCE&G Employee Good Neighbor Fund	Corporate Contribution	20
South Carolina Independent Colleges & Universities	Corporate Contribution	16
South Carolina Law Enforcement Officers Association	Corporate Contribution	5
South Carolina Philharmonic Orchestra	Corporate Contribution	11
SC State Conference NAACP	Corporate Contribution	4
South Carolina Aquarium	Corporate Contribution	20
South Carolina Center for Birds of Prey	Corporate Contribution	50
South Carolina Artisans Center	Corporate Contribution	15
South Carolina Waterfowl Association	Corporate Contribution	10
Southeastern Firefighters Burn Foundation	Corporate Contribution	5
Spoleto Festival USA	Corporate Contribution	10
Sumter County Museum	Corporate Contribution	5
The Nurturing Center Inc.	Corporate Contribution	5
The Salvation Army	Corporate Contribution	40
Trident County Technical College	Corporate Contribution	20
Trident United Way	Corporate Contribution	81
United Way of Midlands	Corporate Contribution	203
University of South Carolina System	Corporate Contribution	15
USC Educational Foundation	Corporate Contribution	11
USS Yorktown Association, Inc.	Corporate Contribution	5
Wateree Community Actions	Corporate Contribution	17
Others less than $3,000 (246 items)	Corporate Contribution	220

	TOTAL	$1,826

ANNUAL REPORT OF SCANA Services, Inc.

For the Year Ended December 31, 2004

OTHER DEDUCTIONS
ACCOUNT 426.5

INSTRUCTIONS: Provide a listing of the amount included in Account 426.5, "Other Deductions", classifying such expenses according to their nature.

DESCRIPTION	NAME OF PAYEE	AMOUNT (in Thousands)
Miscellaneous non-operating labor and benefits		$1,673
Miscellaneous Materials & Supplies		54
Vehicle/Aircraft expenses		95
Facility maintenance		85
Travel and meal expenses		57
Memberships and other club dues		124
Leases & Rentals		157
Auditing Fees		40
Computer resources		241
Land and Forest Management Services		118
Advertising Expenses		231
Legal Consulting		733
Compensation and Benefits Consulting		50
Physical Security Services		32
Credit & Collections expenses		32
E-Business Support expenses		17
Ramsey Grove Maintenance and expenses		105
Gas Supply expenses		30
Telecommunications expenses		71
Public and Governmental Affairs Support		108
Investor Relations/Shareholder Services		28
Treasury Services expenses		23
Event Sponsorship		149
Corporate Secretary expenses		66
Key Employee Retention Program		1,118
Creative Services expenses		84
Other		233

TOTAL		$5,754

ANNUAL REPORT OF SCANA Services, Inc.

For the Year Ended December 31, 2004

SCHEDULE XVIII
NOTES TO STATEMENTS OF OPERATIONS

INSTRUCTIONS: The space below is provided for important notes regarding the statement of income or any account thereof. Furnish particulars as to any significant increases and services rendered or expenses incurred during the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.

        See Notes to Financial Statements on page 15.

ANNUAL REPORT OF SCANA Services, Inc.

Organization Chart

Chairman, President, Chief Executive Officer and Chief Operating Officer

Senior Vice President and Chief Financial Officer

Senior Vice President, General Counsel and Assistant Secretary

Senior Vice President Fuel Procurement and Asset Management and Procurement

Senior Vice President Generation, Nuclear and Fossil Hydro

Executive for Electric and Natural Gas Operations

Executive for Natural Gas Distribution and Telecommunications

Senior Vice President for Human Resources

Officer for Corporate Compliance and Internal Auditing

Senior Vice President of Governmental Affairs and Economic Development

Senior Vice President for Pipeline Operations

Senior Vice President for Marketing and Communications

Vice President—Finance

Secretary

Treasurer

Controller

Risk Management Officer

Chief Information Officer

Assistant Secretary

ANNUAL REPORT OF SCANA Services, Inc.

Methods of Allocation

Form of Service Agreement

        This Service Agreement (this "Agreement") is entered into as of the                        of                         , by and between [Subsidiary name], a South Carolina corporation (the "Company") and SCANA Services, Inc., a South Carolina corporation ("SCANA Services").

        WHEREAS, SCANA Services is a direct or indirect wholly owned subsidiary of SCANA Corporation;

        WHEREAS, SCANA Services has been formed for the purpose of providing administrative, management and other services to subsidiaries of SCANA Corporation; and

        WHEREAS, the Company believes that it is in the interest of the Company to provide for an arrangement whereby the Company may, from time to time and at the option of the Company, agree to purchase such administrative, management and other services from SCANA Services:

        NOW, THEREFORE, in consideration of the mutual covenants contained herein and other valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:

        I.    SERVICES.    SCANA Services supplies, or will supply, certain administrative, management or other services to Company similar to those supplied to other subsidiaries of SCANA Corporation. Such services are and will be provided to the Company only at the request of the Company. Exhibit I hereto lists and describes all of the services that are available from SCANA Services.

        II.    PERSONNEL.    SCANA Services provides and will provide such services by utilizing the services of their executives, accountants, financial advisers, technical advisers, attorneys and other persons with the necessary qualifications.

        If necessary, SCANA Services, after consultation with the Company, may also arrange for the services of nonaffiliated experts, consultants and attorneys in connection with the performance of any of the services supplied under this Agreement.

        III.    COMPENSATION AND ALLOCATION.    As and to the extent required by law, SCANA Services provides and will provide such services at cost. Exhibit I hereof contains rules for determining and allocating such costs.

        IV.    [TO BE INCLUDED IN CONTRACT WITH PSNC ONLY] NORTH CAROLINA PROVISIONS

        (A)  PSNC agrees hereby that:

          (1)   it will not incur a charge hereunder except in accordance with North Carolina law and the rules, regulations and orders of the North Carolina Utilities Commission (the "NCUC") promulgated thereunder;

          (2)   it will not seek to reflect in rates any cost incurred hereunder to the extent disallowed by the NCUC; and

          (3)   it will not incur a charge hereunder, except for charges determined in accordance with Rules 90 and 91 of the Act (Public Utility Holding Company Act of 1935).

        (B)  PSNC and SCANA Services acknowledge that as a result of the agreements contained in Sections IV(A) and (A)(3), PSNC will not accept services from SCANA Services if the cost to be charged for the service, as calculated pursuant to Rules 90 and 91 of the Act, differs from the amount of charges PSNC is permitted to incur under North Carolina law and the rules, regulations and orders of the NCUC promulgated thereunder.

        V.    TERMINATION AND MODIFICATION.    The Company may terminate this Agreement by providing 60 days written notice of such termination to SCANA Services. SCANA Services may terminate this Agreement by providing 60 days written notice of such termination to the Company.

This agreement is subject to termination or modification at any time to the extent its performance may conflict with the provisions of the Public Utility Holding Company Act of 1935, as amended, or with any rule, regulation or order of the Securities and Exchange Commission adopted before or after the making of this Agreement. This Agreement shall be subject to the approval of any state commission or other state regulatory body whose approval is, by the laws of said state, a legal prerequisite to the execution and delivery or the performance of this Agreement.

        VI.    SERVICE REQUESTS.    The Company and SCANA Services initially prepared a Service Request listing services to be provided to the Company by SCANA Services and any special arrangements related to the provision of such services. On or before November 1st of each year, SCANA Services will prepare a revised Service Request listing services to be provided to the Company by SCANA Services and any special arrangements related to the provision of such services for the following calendar year, based on services provided during the past calendar year. The Company and SCANA Services may supplement the Service Request during the year to reflect any additional or special services that the Company wishes to obtain from SCANA Services, and the arrangements relating thereto.

        VII.    BILLING AND PAYMENT.    Unless otherwise set forth in a Service Request, payment for services provided by SCANA Services shall be by making remittance of the amount billed or by making appropriate accounting entries on the books of the Company and SCANA Services. Billing will be made on a monthly basis, with the bill to be rendered by the 25th of the month, and remittance or accounting entries completed within 30 days of billing.

        VIII.    NOTICE.    Where written notice is required by this Agreement, all notices, consents, certificates, or other communications hereunder shall be in writing and shall be deemed given when mailed by United States registered or certified mail, postage prepaid, return receipt requested, addressed as follows:

  1.
  To the Company:

  2.
  To SCANA Services:

        IX.    GOVERNING LAW.    This Agreement shall be governed by and construed in accordance with the laws of the State of South Carolina, without regard to their conflict of laws provisions.

        X.    MODIFICATION.    No amendment, change or modification of this Agreement shall be valid, unless made in writing and signed by all parties hereto.

        XI.    ENTIRE AGREEMENT.    This Agreement, together with its exhibits, constitutes the entire understanding and agreement of the parties with respect to its subject matter, and effective upon the execution of this Agreement by the respective parties hereof and thereto, any and all prior agreements, understandings or representations with respect to this subject matter are hereby terminated and canceled in their entirety and are of no further force or effect.

        XII.    WAIVER.    No waiver by any party hereto of a breach of any provision of this Agreement shall constitute a waiver of any preceding or succeeding breach of the same or any other provision hereof.

        XIII.    ASSIGNMENT.    This Agreement shall inure to the benefit and shall be binding upon the parties and their respective successors and assigns. No assignment of this Agreement or any party's rights, interests or obligations here under may be made without the other party's consent, which shall not be unreasonably withheld, delayed or conditioned.

        XIV.    SEVERABILITY.    If any provision or provisions of this Agreement shall be held by a court of competent jurisdiction to be invalid, illegal, or unenforceable, the validity, legality, and enforceability of the remaining provisions shall in no way be affected or impaired thereby.

        IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed as of this    day of                        .

SCANA SERVICES, INC.
By:	Name: Title:
[Subsidiary]
By:	Name: Title:

EXHIBIT I

Description of Services, Cost Accumulation, Assignment and
Allocation Methodologies for

SCANA Services, Inc.

        This document sets forth the methodologies used to accumulate the costs of services performed by SCANA Services, Inc. ("SCANA Services") and to assign or allocate such costs to other subsidiaries and business units within SCANA Corporation ("Client Entities").

Cost of Services Performed

        SCANA Services maintains an accounting system that enables costs to be identified by Cost Center, Account Number or Project, Activity, Resource, and Event ("Account Codes"). The primary inputs to the accounting system are time records of hours worked by SCANA Services employees, accounts payable transactions and journal entries. Charges for labor are made at the employees' effective hourly rate, including the cost of pensions, other employee benefits and payroll taxes. To the extent practicable, costs of services are directly assigned to the applicable Account Codes. The full cost of providing services also includes certain indirect costs, e.g., departmental overheads, administrative and general costs, and taxes. Indirect costs are associated with the services performed in proportion to the directly assigned costs of the services or other relevant cost allocators.

Cost Assignment and Allocation

        SCANA Services costs will be directly assigned, distributed or allocated to Client Entities in the manner prescribed below.

          1.     Costs accumulated in Account Codes for services specifically performed for a single Client Entity will be directly assigned or charged to such Client Entity.

          2.     Costs accumulated in Account Codes for services specifically performed for two or more Client Entities will be distributed among and charged to such Client Entities using methods determined on a case-by-case basis consistent with the nature of the work performed and based on one of the allocation methods described below.

          3.     Costs accumulated in Account Codes for services of a general nature which are applicable to all Client Entities or to a class or classes of Client Entities will be allocated among and charged to such Client Entities by application of one or more of the allocation methods described below.

Allocation Methods

        The following methods will be applied, as indicated in the Description of Services section that follows, to allocate costs for services of a general nature.

          1.     Information Systems Charge-back Rates—Rates for services, including but not limited to Software, Consulting, Mainframe, Midtier and Network Connectivity Services, are based on the costs of labor, materials and Information Services overheads related to the provision of each service. Such rates are applied based on the specific equipment employed and the measured usage of services by Client Entities. These rates will be determined annually based on actual experience and may be adjusted for any known and reasonably quantifiable events, or at such time as may be required due to significant changes.

          2.     Margin Revenue Ratio—"Margin" is equal to the excess of sales revenues over the applicable cost of sales, i.e., cost of fuel for generation and gas for resale. The numerator is equal to margin revenues for a specific Client Entity and the denominator is equal to the combined margin revenues of all the applicable Client Entities. This ratio will be evaluated annually based on actual results of operations for the previous calendar year and may be adjusted for any known and reasonably quantifiable events, or at such time, based on results of operations for a subsequent twelve-month period, as may be required due to significant changes.

          3.     Number of Customers Ratio—A ratio based on the number of customers for each business entity. This ratio will be determined annually based on the actual number of customers at the end of the previous calendar year and may be adjusted for any known and reasonably quantifiable events, or at such time as may be required due to significant changes.

          4.     Number of Employees Ratio—A ratio based on the number of employees benefiting from the performance of a service. This ratio will be determined annually based on actual counts of applicable employees at the end of the previous calendar year and may be adjusted for any known and reasonably quantifiable events, or at such time as may be required due to significant changes.

          5.     Three-Factor Formula—This formula will be determined annually based on the average of gross property (original cost of plant in service, excluding depreciation), payroll charges (salaries and wages, including overtime, shift premium and holiday pay, but not including pension, benefit and company-paid payroll taxes) and gross revenues during the previous calendar year and may be adjusted for any known and reasonably quantifiable events, or at such time as may be required due to significant changes.

          6.     Modified Three-Factor Method—a ratio for the allocation of non-directly assigned corporate governance costs. The Modified Three-Factor Method provides for an allocation of cost to the parent company; the Three-Factor Method does not. The formula will be determined annually based on the average of gross property (original cost of plant in service, excluding depreciation), payroll charges (salaries and wages, including overtime, shift premium and holiday pay, but not including pension, benefit and company paid payroll taxes) and gross revenues during the previous calendar year. For the purpose of the Modified Three-Factor Method, the dividends resulting from operations of the subsidiaries are used as a proxy for revenues for the parent company.

          7.     Telecommunications Charge-back Rates—Rates for use of telecommunications services other than those encompassed by Information Systems Charge-back Rates are based on the costs of labor, materials, outside services and Telecommunications overheads. Such rates are applied based on the specific equipment employment and the measured usage of services by Client Entities. These rates will be determined annually based on actual experience and may be adjusted for any known and reasonably quantifiable events, or at such time as may be required due to significant changes.

          8.     Gas Sales Ratio—A ratio based on the actual number of dekatherms of natural gas sold by the applicable gas distribution or marketing operations. This ratio will be determined annually based on actual results of operations for the previous calendar year and may be adjusted for any known and reasonably quantifiable events, or at such time, based on results of operations for a subsequent twelve-month period, as may be required due to significant changes.

Description of Services

        A description of each of the services performed by SCANA Services, which may be modified from time to time, is presented below. As discussed above, where identifiable, costs will be directly assigned or distributed to Client Entities. For costs accumulated in Account Codes which are for services of a general nature that cannot be directly assigned or distributed, the method or methods of allocation are also set forth. Substitution or changes may be made in the methods of allocation hereinafter specified, as may be appropriate, and will be provided to state regulatory agencies and to each affected Client Entity and appropriate notice (through 60-day letter or otherwise) will be given to the SEC.

          1.     Information Systems Services—Provides electronic data processing services. Costs of a general nature are allocated using the Information Systems Charge-back Rates.

          2.     Customer Services—Provides billing, mailing, remittance processing, call center and customer communication services for electric and gas customers. Costs of a general nature are allocated using the Margin Revenue Ratio.

          3.     Marketing and Sales—Establishes strategies, provides oversight for marketing, sales and branding of utility and related services and conducts marketing and sales programs. Costs of a general nature are allocated using the Number of Customers Ratio.

          4.     Employee Services—Includes Human Resources which establishes and administers policies and oversees compliance with regulations in the areas of employment, compensation and benefits, processes payroll and administers corporate training. Also includes employee communications, facilities management and mail services. Costs of a general nature are allocated using the Number of Employees Ratio or the Modified Three-Factor Method as appropriate.

          5.     Corporate Compliance—Oversees compliance with all laws, regulations and policies applicable to all of SCANA Corporation's businesses and directs compliance training. Costs of general nature are allocated using the Modified Three-Factor Method.

          6.     Purchasing—Provides procurement services. Costs of a general nature are allocated using the Three-Factor Formula.

          7.     Financial Services—Provides treasury, accounting, tax, financial planning, rate and auditing services. Costs of a general nature are allocated using the Three-Factor Formula or the Modified Three-Factor Method as appropriate.

          8.     Risk Management—Provides services related to the identification and mitigation of risk, and the development and implementation of risk management strategy. Encompasses credit and collections, risk analyses, insurance, claims, security, environmental and safety services. Costs of a general nature are allocated using the Three Factor Method or the Modified Three-Factor Method as appropriate.

          9.     Public Affairs—Maintains relationships with government policy makers, conducts lobbying activities and provides community relations functions. Costs of a general nature are allocated using the Three-Factor Formula or the Modified Three-Factor Method as appropriate.

          10.   Legal Services—Provides various legal services and general legal oversight; handles claims. Costs of a general nature are allocated using the Modified Three-Factor Formula.

          11.   Investor Relations—Maintains relationships with the financial community and provides shareholder services. Costs of a general nature are allocated using the Modified Three-Factor Formula.

          12.   Telecommunications—Provides telecommunications services, primarily the use of telephone equipment. Costs are allocated using the Telecommunications Charge-back Rates.

          13.   Gas Supply and Capacity Management—Provides gas supply and capacity management services. Costs of a general nature are allocated using the Gas Sales Ratio.

          14.   Strategic Planning—Develops corporate strategies and business plans. Costs of a general nature are allocated using the Modified Three-Factor Formula.

          15.   Executive—Provides executive and general administrative services. Costs of a general nature are allocated using the Modified Three-Factor Formula.

EXHIBIT II

FORM OF INITIAL SERVICE REQUEST

        The undersigned requests all of the services listed in Exhibit I from SCANA Services Company. The services requested hereunder shall commence on January 1, 2004 and be provided through December 31, 2004.

PUBLIC SERVICE COMPANY OF NORTH CAROLINA, INC.
By:

Name:
Title:
By:
Name:
Title:

ANNUAL REPORT OF SCANA Services, Inc.

        Annual Statement of Compensation for Use of Capital Billed

NA

ANNUAL REPORT OF SCANA Services, Inc.

Signature Clause

Pursuant to the requirements of the Public Utility Holding Company Act of 1935 and the rules and regulations of the Securities and Exchange Commission issued thereunder, the undersigned company has duly caused this report to be signed on its behalf by the undersigned officer thereunto duly authorized.

SCANA Services, Inc. (Name of Reporting Company)
By:	/s/ JAMES E. SWAN, IV (Signature of Signing Officer)
Controller (Printed Name and Title of Signing Officer)
Date:	April 21, 2005

QuickLinks

ANNUAL REPORT OF SCANA Services, Inc.
SCHEDULE I—COMPARATIVE BALANCE SHEETS Give balance sheet of the Company as of December 31 of the current and prior year
SCHEDULE I—COMPARATIVE BALANCE SHEET Give balance sheet of the Company as of December 31 of the current and prior year
SCHEDULE II—SERVICE COMPANY PROPERTY
SCHEDULE III ACCUMULATED PROVISION FOR DEPRECIATION AND AMORTIZATION OF SERVICE COMPANY PROPERTY
SCHEDULE IV—INVESTMENTS
SCHEDULE V—ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES
SCHEDULE VI—FUEL STOCK EXPENSES UNDISTRIBUTED
SCHEDULE VII—STORES EXPENSE UNDISTRIBUTED
SCHEDULE VIII MISCELLANEOUS CURRENT AND ACCRUED ASSETS
SCHEDULE IX MISCELLANEOUS DEFERRED DEBITS
SCHEDULE X RESEARCH, DEVELOPMENT OR DEMONSTRATION EXPENDITURES
SCHEDULE XI—PROPRIETARY CAPITAL
SCHEDULE XII—LONG-TERM DEBT
SCHEDULE XIII—CURRENT AND ACCRUED LIABILITIES
SCHEDULE XIV NOTES TO FINANCIAL STATEMENTS
SCHEDULE XV STATEMENTS OF OPERATIONS
ANALYSIS OF BILLING ASSOCIATE COMPANIES ACCOUNT 457
ANALYSIS OF BILLING NONASSOCIATE COMPANIES ACCOUNT 458
SCHEDULE XVI ANALYSIS OF CHARGES FOR SERVICE ASSOCIATE AND NONASSOCIATE COMPANIES
SCHEDULE XVII SCHEDULE OF EXPENSE DISTRIBUTION BY DEPARTMENT OR SERVICE FUNCTION
SCHEDULE XVII SCHEDULE OF EXPENSE DISTRIBUTION BY DEPARTMENT OR SERVICE FUNCTION
DEPARTMENTAL ANALYSIS OF SALARIES ACCOUNT 920
OUTSIDE SERVICES EMPLOYED ACCOUNT 923
EMPLOYEE PENSIONS AND BENEFITS ACCOUNT 926
GENERAL ADVERTISING EXPENSES ACCOUNT 930.1
MISCELLANEOUS GENERAL EXPENSES ACCOUNT 930.2
RENTS ACCOUNT 931
TAXES OTHER THAN INCOME TAXES ACCOUNT 408
DONATIONS ACCOUNT 426.1
ANNUAL REPORT OF SCANA Services, Inc. For the Year Ended December 31, 2004 OTHER DEDUCTIONS ACCOUNT 426.5
SCHEDULE XVIII NOTES TO STATEMENTS OF OPERATIONS
EXHIBIT I Description of Services, Cost Accumulation, Assignment and Allocation Methodologies for SCANA Services, Inc.
EXHIBIT II FORM OF INITIAL SERVICE REQUEST
ANNUAL REPORT OF SCANA Services, Inc.
ANNUAL REPORT OF SCANA Services, Inc. Signature Clause